

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2020

Joseph Marinucci
Chief Executive Officer
Digital Media Solutions, Inc.
4800 140th Avenue N., Suite 101
Clearwater, Florida 33762

      Re: Digital Media Solutions, Inc.
           Registration Statement on Form S-1
           Filed July 31, 2020
           File No. 333-240278

Dear Mr. Marinucci:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services

cc: Katherine D. Ashley